[redacted]

09056399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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JUN 1 2009
603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saxony Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Kenrick Plaza
(No. and Street)

St. Louis	MO	63119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Griffard (314) 963-9336
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard E. Griffard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saxony Securities, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

NATHAN MATARAZZI
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis City
My Commission Expires: April 20, 2011
Commission Number: 7038242

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Saxony Securities, Inc.

We have audited the accompanying statement of financial condition of Saxony Securities, Inc. as of March 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Saxony Securities, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
May 7, 2009

SAXONY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2009

ASSETS

Cash	$ 496,315
Receivable from broker/dealers	1,323,205
Notes receivable, net of allowance for doubtful accounts of $128,735	120,081
Furniture, equipment and software, at cost net of $104,641 accumulated depreciation	68,764
Other assets	94,181
TOTAL ASSETS	$ 2,102,546

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 46,838
Commissions payable	1,259,831
Total Liabilities	$ 1,306,669
SHAREHOLDER'S EQUITY	
Common stock	$ 14,081
Additional paid-in capital	553,919
Retained earnings	227,877
Total Shareholder's Equity	$ 795,877
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,102,546

The accompanying notes are an integral part of this financial statement.

SAXONY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Missouri on July 13, 2001. The Company is a wholly-owned subsidiary of Saxony Holdings, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is the sale of securities. Operations began during February 2002.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Concentration of Risk - Substantially all the Company's cash is on deposit at two financial institutions. At times, the balances in these accounts may exceed the federally insured limits. At March 31, 2009, the balances in these cash accounts were within the federally insured limits.

Furniture, equipment and software - Depreciation is provided using the straight-line method over three to ten year periods.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2009 the Company's net capital and required net capital were $467,287 and $87,111 respectively. The ratio of aggregate indebtedness to net capital was 280%.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include options, mortgage-backed to-be-announced securities (TBA's) and securities purchased and sold on a when-issued basis. These derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. In addition, the Company's customers may sell securities that they do not currently own and will, therefore, be obligated to purchase such securities at a future date.

Since the Company enters into the aforementioned transactions only for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

Clearing Agreement - To facilitate securities transactions, including the aforementioned transactions, on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. As part of the terms of the agreement between the Company and Clearing Broker/dealer, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 3 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

The Company has deposited $100,000 with the Clearing Broker/dealer to assure the Company's performance under the agreement. This amount is included in the "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 90 days prior notification. Additional terms state that if this agreement is terminated, the Company may be subject to early termination fees, as follows: if terminated prior to July 1, 2009, $75,000, if terminated prior to July 1, 2010, $50,000; and reasonable expenses for anytime thereafter.

NOTE 4 - INCOME TAXES

The Company reports its income for federal and state income tax purposes on a consolidated basis with the income of its parent company, Saxony Holdings, Inc. (Parent). In addition, the Parent uses the calendar year for income tax filings. Since both entities are S-Corporations, the shareholders of the Parent are responsible for any income taxes.

NOTE 5 - LEASE COMMITMENTS

Occupancy - The Company is party to a noncancellable lease agreement for office space that expired March 31, 2009. Terms of the agreement provide for two renewal options each having a three year period. The annualized rate was $43,750 and $45,500 for the first and second renewal option periods respectively. The total expenditure for office space for the year ended March 31, 2009 was $63,678. This amount includes additional charges pursuant to the lease agreement. The Company has not exercised the renewal option and is currently negotiating terms for a new lease agreement. Until a new agreement is reached, the Company is operating under a month to month extension of the prior lease terms which includes minimum monthly payments of $3,500.

Other Operating Leases - The Company has entered several noncancellable operating leases for quotation, communications and other services. These agreements expire at various dates from November 2009 through April 2013. In

NOTE 5 - LEASE COMMITMENTS - (Continued)

addition, most have automatic renewal periods that range for additional one or two year periods. Total expenses relating to these agreements for the year ended March 31, 2009 were $78,265.

Future minimum lease payments for these leases, exclusive of additional payments which may be required, are as follows:

Year Ended March 31	Total
2010	$ 156,888
2011	119,580
2012	105,819
2013	7,000
Total	$ 389,287

NOTE 6 - CONTINGENCIES

The Company is involved in two arbitration matters. In one matter, the Company filed a claim against a former registered representative seeking $150,000 repayment of a promissory note plus interest, attorneys' fees and other costs. The registered representative has filed a counterclaim against the Company seeking forgiveness of the promissory note of $150,000 and an additional $138,000 in damages and losses plus attorneys' fees and other costs. The Company intends to vigorously defend itself regarding this matter. At this time, the Company's management and its legal counsel are unable to determine the ultimate liability or the likelihood of an unfavorable outcome for either of these actions.

In the other arbitration matter, a former registered representative of the Company is seeking damages of $17,278 plus attorneys' fees and other costs. The Company has filed a counterclaim seeking dismissal of the registered representative's claim and compensatory damages exceeding $30,000 plus attorneys' fees and other costs. The Company's management and its legal counsel are unable to determine the ultimate liability or the likelihood of an unfavorable outcome for either of these actions.

NOTE 6 - CONTINGENCIES - (Continued)

In addition, the Company has received customer complaints seeking damages and/or rescissions. Two of the customer complaints were received during the year ended March 31, 2009 and the others were received in prior years. After investigating each complaint the Company has determined the complaints to be without merit and intends to vigorously defend itself in regards to these matters. The Company's management and its legal counsel are unable to determine the ultimate liability or the likelihood of an unfavorable outcome for any of these actions. As of May 7, 2009, none of the complaints have resulted in a formal statement of claim filed in arbitration against the Company.

NOTE 7 - RELATED PARTY TRANSACTIONS

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Saxony Holdings, Inc. In addition, through common ownership and management the Company is affiliated with Saxony Financial Holdings, LLC (SFH), Saxony Capital Management, LLC (SCM), Saxony Insurance Agency, LLC (SIA), RECA Group, Inc. (RECA), Coastline Financial Corp. and Cornerstone Select Advisors, LLC. (CSA).

The Company has entered into two promissory note agreements with SFH. The first note, which expires on September 17, 2012, enables SFH to borrow funds not to exceed $50,000. Additional terms of this note state that any amounts borrowed will bear an interest at the prime rate as defined. At March 31, 2009, the principal balance of the note was $30,000. The second note is for $35,000 and bears a 10% annual interest rate. This note is due to expire November 30, 2009. These amounts are included with notes receivable on the statement of financial condition. During the year, the Company earned interest of $2,581 related to these notes.

The Company has an agreement with RECA to lease software on a month to month basis. The agreement may be terminated by either party with 30 days written notice. Total payments made by the Company during the year ended March 31, 2009 relating to this agreement were $12,300.

NOTE 7 - RELATED PARTY TRANSACTIONS - (Continued)

The Company has been reimbursed $260,555 from SCM for commissions and payroll expenses the Company has paid on SCM's behalf.

The Company has paid Coastline Financial Corp. $135,525 for expense reimbursements and business development services it has provided the Company.

The Company has incurred expenses to SIA totaling $22,500 for licensing services provided during the year ended March 31, 2009. In addition, the Company has been reimbursed $3,789 from SIA for commissions and payroll expenses the Company has paid on SIA's behalf.

The Company has been reimbursed $19,100 by CSA for payroll and other expenses the Company has paid on CSA's behalf. In addition, the Company has paid CSA $17,512 for expenses CSA incurred on behalf of the Company.

The Company has entered into a promissory note agreement with an officer of the Company with a stated interest rate of 10%. At March 31, 2009, the balance of the note was $17,723 and the interest earned by the Company during the year was $1,985 related to this note.

NOTE 8 - NOTES RECEIVABLES

At March 31, 2009, notes receivable of $120,081 as stated on the statement of financial condition include the principal portion of notes receivable from registered representatives and related parties (as described in Note 7). The notes have various expiration dates and the interest rates range from prime to 14% per annum. During the year, the principal balance of the notes has been reduced by $223,907 in lieu of the registered representatives receiving commissions. In addition, an allowance for doubtful accounts has been created for $128,735 due to the financial situation of one of the borrowers.

NOTE 9 - OTHER AGREEMENTS

Third Party Broker Agreements - The Company has entered into agreements with other broker/dealers (third party brokers) whereby the third party brokers will introduce securities transactions to the Company and the Company will then introduce the same transactions to the Company's Clearing Broker/dealer (see Note 3). This is commonly referred to as a piggyback arrangement. The third party brokers receive commissions from the Company for the transactions introduced through the Company to its Clearing Broker/dealer, less certain fees and charges. The agreements have initial 12 month terms that automatically extend for additional 12 month periods. Either party may terminate the agreement at any time with thirty days prior written notice. Additional terms state that each party will not hire or recruit registered representatives from the other without prior written consent until 12 months have elapsed after the termination of any agreement. These agreements contain the same off-balance-sheet risk as discussed in Note 3.

NOTE 10- CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2009, were as follows:

Common stock, $1 par value; 18,000 shares authorized; 14,081 shares issued and outstanding.

Preferred stock, $5 par value, voting, 10% non-cumulative 4,000 shares authorized; none issued and outstanding.

NOTE 11- COMMISSION REVENUE

One registered representative of the Company was responsible for approximately 44% of the commission revenue earned during the year ended March 31, 2009 as stated on the statement of income.